SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                      COMMODORE APPLIED TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   202630 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               WILLIAM J. RUSSELL
                       DISPUTE RESOLUTION MANAGEMENT, INC.
                           39 EXCHANGE PLACE, SUITE 30
                           SALT LAKE CITY, UTAH 84111
                                 (801) 355-1444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                             STEPHEN A. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                DECEMBER 4, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP No.202630 10 9                     13D                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WILLIAM JAMES RUSSELL III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]


________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
               7 SOLE VOTING POWER

  NUMBER OF         7,300,000 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,300,000 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,300,000 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.8% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

CUSIP No.202630 10 9                     13D                   Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     NANCY ELAINE RUSSELL
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]


________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
               7 SOLE VOTING POWER

  NUMBER OF         7,300,000 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,300,000 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,300,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________


      (1) Represents the number of shares of common stock, par value $0.001 (the "Common Stock"), of the Issuer beneficially owned by William James Russell III, Ms. Russell's spouse. Ms. Russell disclaims beneficial ownership of all of the shares of Common Stock owned by her spouse.

CUSIP No.202630 10 9                     13D                   Page 4 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TAMIE P. SPECIALE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]


________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (See Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,300,000 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,300,000 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,300,000 (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.8% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

CUSIP No.202630 10 9                     13D                   Page 5 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GEORGE HERBERT SPECIALE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]


________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
               7 SOLE VOTING POWER

  NUMBER OF         7,300,000 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,300,000 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     7,300,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     17.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________


      (1) Represents the number of shares of Common Stock of the Issuer beneficially owned by Tamie P. Speciale, Mr. Speciale's spouse. Mr. Speciale disclaims beneficial ownership of all of the shares of Common Stock owned by his spouse.

EXPLANATORY NOTE.

      This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements Items 3 through 5 of the statement on Schedule 13D filed on November 28, 2000 (the "Schedule 13D") by William J. Russell (individually, "Mr. Russell"), Nancy Russell (individually, "Ms. Russell"), Tamie P. Speciale (individually, "Ms. Speciale") and George H. Speciale (individually, "Mr. Speciale") (collectively, the "Reporting Persons"). This Amendment should be read in conjunction with the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.




ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

            The transactions described in this Amendment are pursuant to the Stock Purchase Agreement, wherein Commodore has agreed to issue stock and warrants in exchange for an 81% equity interest in DRM.

            Pursuant to the Stock Purchase Agreement, as of December 4, 2000, Mr. Russell and Ms. Speciale were each issued a total of 3,960,000 shares of Commodore Common Stock, in addition to 3,000,000 shares of Commodore Common Stock that were issued to each of them on August 30, 2000, as reported in the Schedule 13D, and warrants to purchase up to 340,000 shares of Commodore Common Stock. Such warrants are immediately exercisable at an exercise price of $2.00 per share.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

            In furtherance of the transactions contemplated by the Stock Purchase Agreement, Commodore issued to each of Mr. Russell and Ms. Speciale 3,960,000 shares of Commodore Common Stock. Commodore also issued to each of Mr. Russell and Ms. Speciale five-year warrants for the purchase of up to 340,000 shares of Commodore Common Stock. As a result of the transactions reported herein, Mr. Russell and Ms. Speciale each became the beneficial owners of 4,300,000 shares of Commodore Common Stock, in addition to the stock reported in the
            Schedule 13D. Mr. Russell and Ms. Speciale may from time to time acquire additional shares of Common Stock through open market purchases, but have no present intention of doing so.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

            Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

            (a). By reason of the consummation of transactions contemplated by the Stock Purchase Agreement, as of December 4, 2000, Mr. Russell and Ms. Speciale are each the beneficial owners of 7,300,000 shares of Commodore Common Stock, which, in addition to 3,000,000 shares of Commodore Common Stock previously issued to Mr. Russell and Ms. Speciale, as reported in the Schedule 13D, is comprised of 3,960,000 shares of Commodore Common Stock issued to each of Mr. Russell and Ms. Speciale on November 29, 2000, and warrants to purchase up to 340,000 shares of Commodore Common Stock issued to each of Mr. Russell and Ms. Speciale on December 4, 2000. As of December 4, 2000, each of Mr. Russell and Ms. Speciale beneficially own approximately 17.8% of the issued and outstanding shares of Commodore Common Stock. Ms. Russell and Mr. Speciale may be deemed to be beneficial owners of all of the Commodore Common Stock acquired by their spouses pursuant to the Stock Purchase



                              (Page 6 of 8 pages)

            Agreement. However, Ms. Russell and Mr. Speciale both disclaim their beneficial ownership of all of the shares of Commodore Common Stock owned by their spouses.

            (b). Mr. Russell and Ms. Speciale each have sole voting and dispositive power with respect to all of the shares of Commodore Common Stock set forth in response to Item 5(a) above in which they have beneficial ownership as of December 4, 2000. None of the Reporting Persons shares voting and/or dispositive power with respect to any of the shares of Commodore Common Stock set forth in response to Item 5(a) above which they directly beneficially own.

            Except as set forth in response to this Item 5(b), none of the Reporting Persons presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any shares of Commodore Common Stock that may be deemed beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As described above in Items 3, 4 and 5, Commodore issued warrants to Mr. Russell and Ms. Speciale, which provide for various rights and restrictions with respect to the shares of Commodore Common Stock that may be purchased pursuant to those warrants.

            The form of warrant issued to Mr. Russell and Ms. Speciale is incorporated herein as Exhibit 1 and is incorporated in this Item 6 by reference, and the descriptions herein of such warrant is qualified in its entirety by reference to such warrant.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following document is being filed as an Exhibit to this Statement and is each incorporated by reference herein.

EXHIBIT NO.                         DOCUMENT
-----------                         --------

    99.1 Form of Warrant, dated December 4, 2000, by Commodore Applied Technologies, Inc., issued to William J. Russell and Tamie P. Speciale.



                              (Page 7 of 8 pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:      January ___, 2001


                                         By:/s/William J. Russell
                                            -----------------------------------
                                                William J. Russell


                                          By:/s/Nancy Russell
                                             ----------------------------------
                                                Nancy Russell


                                          By:/s/Tamie P. Speciale
                                             ----------------------------------
                                                Tamie P. Speciale


                                          By:/s/George H. Speciale
                                             ----------------------------------
                                                George H. Speciale






                              (Page 8 of 8 pages)

                                INDEX TO EXHIBITS

EXHIBIT NO.                         DOCUMENT
-----------                         --------

 99.1 Form of Warrant, dated December 4, 2000, by Commodore Applied Technologies, Inc., issued to William J. Russell and Tamie P. Speciale.